                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Rule 13d-101)

                   INFORMATION TO BE INCLUDED IN STATEMENTS
            FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)
                             (Amendment No. ____)*



                     Data Transmission Network Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                   Common Stock, par value $0.001 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  238017017
        ---------------------------------------------------------------
                                (CUSIP Number)

                                Bruce H. Lauer
                         Wanger Asset Management, L.P.
                      227 West Monroe Street, Suite 3000
                            Chicago, Illinois 60606
                                (312) 634-9200
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   Copy to:

                             Janet D. Olsen, Esq.
                              Bell Boyd & Lloyd
                          Three First National Plaza
                                  Suite 3300
                            Chicago, Illinois 60602
                                (312) 807-4311

                                 March 3, 2000
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 12 pages)

CUSIP NO. 238017017

      NAME OF REPORTING PERSON
 1)   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      Wanger Asset Management, L.P.                        EIN: 36-3820584
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2)                                                             (a) [_]
      Not Applicable                                            (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3)

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4)
      Not Applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5)   Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6)
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7)
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8)

     OWNED BY             1,646,300
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9)
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10)
                          1,646,300
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11)

      1,646,300
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12)   (See Instructions) [_]

      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13)
      13.7%*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14)
      IA
------------------------------------------------------------------------------

                             (Page 2 of 12 pages)

* Based upon 12,019,986 shares outstanding at March 1, 2000.

                             (Page 3 of 12 pages)

CUSIP NO. 238017017

      NAME OF REPORTING PERSON
 1)   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Wanger Asset Management, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2)                                                             (a) [_]
      Not Applicable                                            (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3)

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4)
      Not Applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5)   Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6)
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7)
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8)

     OWNED BY             1,646,300
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9)
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10)
                          1,646,300
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11)

      1,646,300
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12)   (See Instructions) [_]

      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13)
      13.7%*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14)
      CO
------------------------------------------------------------------------------

                             (Page 4 of 12 pages)

* Based upon 12,019,986 shares outstanding at March 1, 2000.

                             (Page 5 of 12 pages)

CUSIP NO. 238017017

      NAME OF REPORTING PERSON
 1)   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Acorn Investment Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2)                                                             (a) [_]
      Not Applicable                                            (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3)

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4)
      Not Applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5)   Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6)
      Massachusetts
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7)
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8)

     OWNED BY             1,028,100
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9)
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10)
                          1,028,100
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11)

      1,028,100
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12)   (See Instructions) [_]

      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13)
      8.6%*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14)
      IV
------------------------------------------------------------------------------

                             (Page 6 of 12 pages)

* Based upon 12,019,986 shares outstanding at March 1, 2000.

                             (Page 7 of 12 pages)

Item 1.   Security and Issuer
          -------------------

          The class of equity securities to which this Schedule 13D (this "Schedule 13D") relates is the common stock, par value $0.001 per share (the "Common Stock") of Data Transmission Network Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 9110 West Dodge Road, Suite 200, Omaha, Nebraska 68114.

Item 2.   Identity and Background
          -----------------------

          This Schedule 13D is filed by (a) Wanger Asset Management, L.P. ("WAM"), a Delaware limited partnership, which is an investment adviser registered under Section 203 of the Investment Advisors Act of 1940; (b) Wanger Asset Management Ltd. ("WAM LTD."), a Delaware corporation, which is the general partner of WAM; and (c) Acorn Investment Trust ("Acorn"), a Massachusetts business trust, which is an investment company registered under Section 8 of the Investment Company Act of 1940. WAM, WAM LTD. and Acorn are hereinafter collectively referred to as the "Reporting Persons."

          The business address of each of the Reporting Persons is 227 West Monroe Street, Suite 3000, Chicago, Illinois 60606.

          During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          VS&A Communications Partners III, L.P., a Delaware limited partnership ("VS&A"), VS&A-DTN, LLC, a Delaware limited liability company, DTN Acquisition Corporation, a Delaware corporation (the "Purchaser") and the Company entered into an Agreement and Plan of Merger dated March 3, 2000 (the "Merger Agreement"), pursuant to which, subject to the terms and conditions therein, the Purchaser agreed to (i) commence an offer (the "Offer") to purchase all the outstanding shares of Common Stock at a price of $29.00 per share and (ii) as soon as practical after the consummation of the Offer, consummate the merger of Purchaser into the Company (the "Merger").

          As an inducement to VS&A to enter into the Merger Agreement with the Company each of WAM and Acorn (each a "Stockholder" and, collectively, the "Stockholders") entered into a Voting Agreement with VS&A (collectively, the "Voting Agreements"). The Voting Agreement into which Acorn entered covers all of Acorns 1,028,100 shares. The Voting Agreement into which WAM entered covers 239,100 shares of the 1,646,300 shares WAM beneficially owns. An affiliate of the Stockholders who is not a Reporting Person hereunder, also entered into a voting agreement with VS&A covering shares as to which WAM shares power over voting and disposition and which are included in the shares listed in Item 5, but which are not covered by the Voting Agreement into which WAM entered.

                             (Page 8 of 12 pages)

          Neither WAM nor Acorn purchased any shares of Common Stock pursuant to the Voting Agreements and thus no funds were used for such purpose.

Item 4.   Purpose of Transaction
          ----------------------

          The Stockholders entered into the Voting Agreements in order to induce VS&A to enter into the Merger Agreement. Pursuant to the Voting Agreements, each of the Stockholders has agreed, among other things and subject to certain exceptions, (i) to tender 1,028,100 shares (in the case of Acorn) and 239,100 shares (in the case of WAM) (in each case, the "Subject Shares") to VS&A in response to the Offer or to vote the Subject Shares in favor of the Merger and the Merger Agreement (or if not all of the Subject Shares are purchased in the Offer, the Stockholder will vote the remaining Subject Shares in favor of the Merger and the Merger Agreement); (ii) not to tender any of the Subject Shares in response to a tender offer by any third party (other than VS&A and its affiliates); (iii) not to transfer or permit the transfer of any of the Subject Shares to a third party transferee unless as a condition of such transfer the third party transferee executes an agreement substantially in the form of the Voting Agreements; and (iv) not to grant any proxy or power of attorney or similar authorization with respect to any of the Subject Shares or to take any other action that is inconsistent with or that would limit or interfere with the Stockholder's obligations under the Voting Agreement.

          Other than as described above, the Reporting Persons have no present plan or proposal which relates to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company;
(vi) any other material change in the Company's business or corporate structure;
(vii) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          As of the date of this filing, WAM and WAM LTD. beneficially own 1,646,300 shares of Common Stock totaling 13.7% of the Company's Common Stock, based upon 12,019,986 shares outstanding at March 1, 2000, as represented by the Company in the Merger Agreement.

          As of the date of this filing, Acorn beneficially owns 1,028,100 shares of Common Stock totaling 8.6% of the Common Stock, based upon 12,019,986 shares outstanding at March 1, 2000, as represented by the Company in the Merger Agreement.

                             (Page 9 of 12 pages)

     The shares reported herein have been acquired on behalf of discretionary clients of WAM, including Acorn. Persons other than WAM and WAM Ltd. are entitled to receive all dividends from, and proceeds from the sale of, those shares. Acorn is the only such person known to be entitled to all dividends from, and all proceeds from the sale of, shares reported herein to the extent of more than 5% of the class.

     Subject to the terms of the Voting Agreements, the following is the number of shares as to which the WAM and WAM LTD. have:

     (i)    sole power to vote or to direct the vote:

            none

     (ii)   shared power to vote or to direct the vote:

            1,646,300

     (iii)  sole power to dispose or to direct the disposition of:

            None

     (iv)   shared power to dispose or to direct the disposition of:

            1,646,300.

     Subject to the terms of the Voting Agreements, the following is the number of shares as to which Acorn has:

     (i)    sole power to vote or to direct the vote:

            none

     (ii)   shared power to vote or to direct the vote:

            1,028,100

     (iii)  sole power to dispose or to direct the disposition of:

            None

     (iv)   shared power to dispose or to direct the disposition of:

            1,028,100.

     The Reporting Persons have previously filed a statement on Schedule 13G, as subsequently amended. The Reporting Persons have not effected any transactions with respect to shares of the Company's Common Stock within the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
                           ----------

          Voting Agreements (described in Item 4 above).

                             (Page 10 of 12 pages)

          Except for the above, the Reporting Persons are not a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

Exhibit 1.  Joint Filing Agreement

Exhibit 2. Voting Agreement, dated March 3, 2000 between VS&A Communications Partners III, L.P. and Acorn Investment Trust

Exhibit 3. Voting Agreement, dated March 3, 2000 between VS&A Communications Partners III, L.P. and Wanger Asset Management, L.P.

                             (Page 11 of 12 pages)

                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned each certify that the information set forth in this statement is true, complete and correct.

Signature                                                       Date
---------                                                       ----

WANGER ASSET MANAGEMENT, LTD., for itself and as           March 13, 2000
general partner of WANGER ASSET MANAGEMENT, L.P.



By: /s/ Kenneth A. Kalina
   ------------------------------
    Kenneth A. Kalina
    Fund Controller



ACORN INVESTMENT TRUST                                     March 13, 2000



By: /s/ Kenneth A. Kalina
   ------------------------------
    Kenneth A. Kalina
    Assistant Treasurer

                             (Page 12 of 12 pages)